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 Foxconn

 **Bangalore University**

Ashwin Sangani · 3rd

Sr. Director at Foxconn

Indianapolis, Indiana Area · 500+ connections · **Contact info**

About

Successfully managing and growing contract manufacturing business since 15 years.

Specialties: Turn around any situation to be profitable, Grow and sustain business for long term with good ethics.

Experience

Sr. Director
Foxconn
Dec 2009 – Present · 10 yrs 3 mos
China

Financial & Operation skills proven, serving successfully as Operations Director in China for Foxconn, world's largest contract manufacturing operations delivering 90K+ units of product on a daily basis to 60+ countries word wide with team of 16,472 Direct employees and 1,158+ Indirect team members.

Director of Operations
Foxconn @ Indianapolis
Aug 2005 – Dec 2009 · 4 yrs 5 mos

Managging Desktop, Laptop and Workstation assembly with 1200 Direct employees and 150 Indirect employees. Delivered 20% YOY Operational KPI and 29% P&L improvements.

Director Product Management
Solectron
1994 – 2005 · 11 yrs
Charlotte, North Carolina Area and Malaysia

Responsible for two multi million $$ projects.
Successfully transferred networking business from US to Malaysia.
With track record to accomplished career journey from line leader to operation Director in 11 years.

Education

Bangalore University
BS, Electronics and communication System
1986 – 1992

Project leader for the Optical transmission study. President for the youth club.

Skills & Endorsements

Manufacturing · 69

 Endorsed by **Mukesh Vasani and 11 others who** are highly skilled at this

 Endorsed by **37 of Ashwin's colleagues at** Foxconn

Lean Manufacturing · 65

 Endorsed by **David Collins and 5 others who are** highly skilled at this

 Endorsed by **39 of Ashwin's colleagues at** Foxconn

Cross-functional Team Leadership · 64

 Endorsed by **John Kovach and 5 others who are** highly skilled at this

 Endorsed by **35 of Ashwin's colleagues at** Foxconn

Show more ⌄

Recommendations

Received (0)   **Given (1)**



Pamela Christianson
Partner/Vice President, Personal Lines

August 11, 2014, Ashwin was senior to Pamela but didn't manage directly

Pamela is very detail oriented for her work. she worked hard to stream line HR processes and implemented many new initiative to help HR department to improve Payroll and attendance tracking. During her time, employee satisfaction KPI improved significantly. If there is any question, please feel free to contact me.

Accomplishments

1   **Language**
    Fluent Gujrati, Hindi and English, Spoken Chinese.   ⌄

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